SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: August 13, 2002
(Date of earliest event reported)

JOHN DEERE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-6458
(Commission File Number)

36-2386361
(IRS Employer Identification No.)

1 East First Street
Suite 600
Reno, Nevada 89501
(Address of principal executive offices and zip code)

(775)786-5527
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5. Other Events.

The following is disclosed on behalf of the company's credit subsidiary, John Deere Capital Corporation (JDCC), in connection with the disclosure requirements applicable to its periodic issuance of debt securities in the public market.

JDCC's net income was $58.9 million for the third quarter and $173.4 million for the first nine months of 2002, compared with $36.0 million and $115.9 million, respectively, last year. As previously mentioned, at 2001 fiscal year end, Deere Capital, Inc., a wholly owned subsidiary of JDCC, began acquiring most of the U.S. dealer receivables from Deere's equipment operations. The increase in net income for the quarter was primarily due to the income earned on dealer receivables. The year-to-date improvement was mainly a result of the income earned on dealer receivables, higher gains on retail note sales and improved interest rate spreads. Partially offsetting these factors were a higher provision for bad debts and losses incurred in Argentina related to the peso devaluation.

Net receivables and leases financed by JDCC were $10.747 billion at July 31, 2002, compared with $8.953 billion one year ago. The increase resulted from acquisitions exceeding collections during the last twelve months – including the acquisitions of the dealer receivables mentioned above – partially offset by sales of retail notes. Net receivables and leases administered, which include receivables previously sold, totaled $13.576 billion at July 31, 2002, compared with $10.659 billion at July 31, 2001.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

  (c) Exhibits

    (20) Press release and supplemental financial information of Deere & Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

JOHN DEERE CAPITAL CORPORATION

By: */s/ NATHAN J. JONES*
Nathan J. Jones
Senior Vice President and
Chief Financial Officer

Dated: August 13, 2002

Exhibit Index

<u>Number and Description of Exhibit</u>

(20)   Press release and supplemental financial information of Deere & Company (Incorporated by reference to Deere & Company Current Report on Form 8-K dated August 13, 2002, file number (1-4121).